# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyclerion Therapeutics, Inc., CIK 0001755237
CUSIP: 23255M204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 03/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001586446

## Reporting persons
- J. Wood Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 181,818; sole dispositive power 0; shared dispositive power 181,818; aggregate amount beneficially owned 181,818 (5.4% of the class)
  Comment: Limited Liability Company
- Jason Wood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 181,818; sole dispositive power 0; shared dispositive power 181,818; aggregate amount beneficially owned 181,818 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Cyclerion Therapeutics, Inc.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, MA, 02142

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

J. Wood Capital Advisors LLC
Jason Wood
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1820 Calistoga Road, Santa Rosa, CA 95404.
Citizenship: J. Wood Capital Advisors LLC is organized under the laws of the State of California. Jason Wood is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Common Stock, based upon 3,337,436 shares of Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on August 5, 2025.

J. Wood Capital Advisors LLC is the record holder of the shares of Common Stock reported herein. Jason Wood is the managing member of J. Wood Capital Advisors LLC. As a result, Jason Wood may be deemed to share beneficial ownership of the shares of Common Stock directly held by J. Wood Capital Advisors LLC.
Percent of class: 5.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 181,818
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 181,818

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- J. Wood Capital Advisors LLC: /s/ Jason Wood, Jason Wood, Chief Executive Officer (10/17/2025)
- Jason Wood: /s/ Jason Wood, Jason Wood (10/17/2025)